UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Air Industries Group

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00912N205

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,321,837*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,321,837*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%*
14	TYPE OF REPORTING PERSON

IA, CO

* Includes 312,000 Shares issuable upon the exercise of warrants.

2

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,333
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,333
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON

RBI Private Investment III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,080,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,080,000*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,080,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%*
14	TYPE OF REPORTING PERSON

OO

* Includes 280,000 Shares issuable upon the exercise of warrants.

4

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,095,333*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,095,333*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,095,333*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%*
14	TYPE OF REPORTING PERSON

OO

* Includes 280,000 Shares issuable upon the exercise of warrants.

5

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		83,235
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

83,235
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

6

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,095,333!
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		83,235
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,095,333!
	10	SHARED DISPOSITIVE POWER

4,405,072*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,405!*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%!*
14	TYPE OF REPORTING PERSON

IN

! Includes 280,000 Shares issuable upon the exercise of warrants.

* Includes 312,000 Shares issuable upon the exercise of warrants.

7

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,155
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		83,235
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,155
	10	SHARED DISPOSITIVE POWER

4,405,072*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,414,227*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%*
14	TYPE OF REPORTING PERSON

IN

* Includes 312,000 Shares issuable upon the exercise of warrants.

8

CUSIP No. 00912N205

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer held in the Separately Managed Accounts and purchased by each of RBI PII, RBI PIII and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,009,837 Shares (together with the warrants referenced in the first sentence of the following paragraph) held by the Separately Managed Accounts is approximately $5,712,426, excluding brokerage commissions. The aggregate purchase price of the 15,333 Shares owned directly by RBI PII is approximately $22,766, excluding brokerage commissions. The aggregate purchase price of the 800,000 Shares (together with the warrants referenced in the third sentence of the following paragraph) owned directly by RBI PIII is $1,000,000, excluding brokerage commissions. The aggregate purchase price of the 83,235 Shares owned directly by the RBI Plan is approximately $121,393, excluding brokerage commissions.

On December 5, 2017, the Separately Managed Accounts received warrants exercisable into 312,000 Shares from the Issuer in connection with a private placement offering to accredited investors. Such warrants have an exercise price of $1.50 per Share and will expire on November 30, 2022. On October 1, 2018, RBI PIII received warrants exercisable into 280,000 Shares from the Issuer in connection with a private placement offering to accredited investors. Such warrants have an exercise price of $1.40 per Share and will expire on September 30, 2023.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 9,155 Shares beneficially owned by Mr. Curfman is approximately $6,883, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,531,949 Shares outstanding as of March 20, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2020.

A.	Richmond Brothers
(a)	As of the date hereof, 4,321,837 Shares were beneficially owned by the Separately Managed Accounts, including 312,000 Shares issuable upon the exercise of warrants. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 4,321,837 Shares beneficially owned by the Separately Managed Accounts.

Percentage: Approximately 14.0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,321,837 4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 00912N205

B.	RBI PII
(a)	As of the date hereof, RBI PII beneficially owned 15,333 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,333
4. Shared power to dispose or direct the disposition: 0

C.	RBI PIII
(a)	As of the date hereof, RBI PIII beneficially owned 1,080,000 Shares, including 280,000 Shares issuable upon the exercise of warrants.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 1,080,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,080,000
4. Shared power to dispose or direct the disposition: 0

D.	RBI Manager
(a)	As the manager of RBI PII and RBI PIII, RBI Manager may be deemed the beneficial owner of the 15,333 Shares owned by RBI PII and the 1,080,000 Shares beneficially owned by RBI PIII.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 1,095,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,095,333
4. Shared power to dispose or direct the disposition: 0

E.	RBI Plan
(a)	As of the date hereof, the RBI Plan beneficially owned 83,235 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 83,235
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,235
4. Shared power to dispose or direct the disposition: 0

10

CUSIP No. 00912N205

F.	Mr. Richmond
(a)	As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may be deemed the beneficial owner of the (i) 4,321,837 Shares beneficially owned by the Separately Managed Accounts, (ii) 15,333 Shares owned by RBI PII, (iii) 1,080,000 Shares beneficially owned by RBI PIII, and (iv) 83,235 Shares owned by the RBI Plan.

Percentage: Approximately 17.7%

(b)	1. Sole power to vote or direct vote: 1,095,333
2. Shared power to vote or direct vote: 83,235
3. Sole power to dispose or direct the disposition: 1,095,333
4. Shared power to dispose or direct the disposition: 4,405,072

G.	Mr. Curfman
(a)	As of the date hereof, Mr. Curfman directly beneficially owned 9,155 Shares. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may be deemed the beneficial owner of the (i) 4,321,837 Shares beneficially owned by the Separately Managed Accounts and (ii) 83,235 Shares owned by the RBI Plan.

Percentage: Approximately 14.3%

(b)	1. Sole power to vote or direct vote: 9,155
2. Shared power to vote or direct vote: 83,235
3. Sole power to dispose or direct the disposition: 9,155
4. Shared power to dispose or direct the disposition: 4,405,072

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)       The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

11

CUSIP No. 00912N205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2020

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment III, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

12

CUSIP No. 00912N205

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Security ($)	Date of Purchase/Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock	15,828	1.5834	02/06/2020
Purchase of Common Stock	30,672	1.5892	02/07/2020
Purchase of Common Stock	32,468	1.5400	02/10/2020
Purchase of Common Stock	34,000	1.4899	02/20/2020
Purchase of Common Stock	9,091	1.3874	02/26/2020
Purchase of Common Stock	275	1.3874	02/26/2020
Purchase of Common Stock	3,650	1.3275	03/02/2020
Purchase of Common Stock	112	1.3201	03/02/2020
Purchase of Common Stock	3,917	1.2900	03/05/2020
Purchase of Common Stock	7,770	1.2900	03/05/2020
Purchase of Common Stock	1,770	1.0900	03/09/2020
Sale of Common Stock	(5,967)	0.6300	03/23/2020
Purchase of Common Stock	10,000	0.6991	03/24/2020
Purchase of Common Stock	10,000	0.6991	03/24/2020
Purchase of Common Stock	10,000	0.7467	03/24/2020

Richmond Brothers 401(k) Profit Sharing Plan

Purchase of Common Stock	1,800	0.7499	03/24/2020
Purchase of Common Stock	4,504	0.7600	03/24/2020
Purchase of Common Stock	66	0.7500	03/24/2020
Purchase of Common Stock	100	0.7316	03/24/2020
Purchase of Common Stock	100	0.7332	03/24/2020
Purchase of Common Stock	5,680	0.7600	03/24/2020

Matthew J. Curfman

Purchase of Common Stock	8,600	0.7300	03/24/2020
Purchase of Common Stock	30	0.7301	03/24/2020